As filed with the Securities and Exchange Commission on September 12, 2003

File No. 70-10096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
(FIRST POST-EFFECTIVE)
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.
(Name of top registered holding company parent)

Gary R. Johnson
Vice President and General Counsel
Xcel Energy
800 Nicollet Mall
Minneapolis, Minnesota 55402
(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones Day
77 West Wacker, Suite 3500
Chicago, IL 60601
(312) 782-3939

ITEM 1. Description of the Proposed Transaction
A. Introduction and General Request
B. Other Relevant Matters
C. Overview of the Companies
D. Pay Dividends out Capital or Unearned Surplus
ITEM 2. Fees, Commissions and Expenses
ITEM 3. Applicable Statutory Provisions
A. General
B. Rule 54 Analysis
ITEM 4. Regulatory Approvals
ITEM 5. Procedure
ITEM 6. Exhibits and Financial Statements
A. Exhibits
B. Financial Statements
ITEM 7. Information as to Environmental Effects
EX-99.F-1 Preliminary Opinion of Counsel
EX-99.H Capitalization Table (Revised)
EX-99.K Ratings & Principal Utility Subsidiaries

-i-

     This Amendment No. 3 to Form U-1 Application-Declaration (the “Application”) amends an Application-Declaration on Form U-1 filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2002, as amended by Amendment No. 1 filed on December 20, 2002 and Amendment No. 2 filed on May 27, 2003.

ITEM 1. Description of the Proposed Transaction

A.	Introduction and General Request

     In this Application, Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation and a holding company registered under the Public Utility Holding Company Act of 1935, as amended (“PUHCA” or the “Act”), seeks authorization and approval of the Commission in respect of the payment of dividends out of capital and unearned surplus.

     In Holding Company Act Release No. 27681 (May 29, 2003) (the “Prior Order”), the Commission authorized Xcel Energy to declare and pay two quarterly dividends out of capital and unearned surplus on its common stock and its preferred stock, in an aggregate amount of up to $152 million and reserved jurisdiction over Xcel Energy’s request to pay dividends out of capital and unearned surplus for any subsequent quarterly period, up to an aggregate amount of $108 million. Xcel Energy is seeking in this Application a release of jurisdiction reserved in the Prior Order to the extent necessary to enable Xcel Energy to pay its next regularly scheduled dividend on its common and preferred stock out of capital and unsecured surplus.

B.	Other Relevant Matters

     On July 18, 2003, Xcel Energy and its subsidiaries filed an application-declaration with the Commission in file No. 70-9635 (“Amendment No. 12”), seeking an amendment to the authorization granted by the Commission in Holding Co. Act Release No. 27218 (the “August 2000 Order”), in Holding Company Act Release No. 27494 (March 7, 2002) (the “100% Order”), and in the Prior Order (collectively, the “Financing Orders”). The Financing Orders authorized Xcel Energy and its Subsidiaries to engage in various financing transactions during the period from the date of such orders through September 30, 2003 (the “Original Authorization Period”). In Amendment No. 12, Xcel Energy and its subsidiaries request (i) an extension of the Original Authorization Period by one year to September 30, 2004 (such period of time, including the Original Authorization Period, being hereinafter referred to as the “Extended Authorization Period”) and (ii) release of the Commission’s reservation of jurisdiction in the Prior Order so as to authorize: (x) an increase in the aggregate amount of common stock and long-term debt securities that Xcel Energy can issue during the Extended Authorization Period from $2.0 billion, as authorized in the August 2000 Order, to $2.5 billion, and (y) a modification of certain of the conditions applicable to the transactions authorized by the Financing Orders.

     On July 29, 2003, Xcel Energy, NRG Energy Inc. (“NRG”) and NRG Power Marketing, Inc. (“NRG PMI”) filed an application-declaration with the Commission in file No. 70-10152 (the “Reorganization U-1”), seeking authorization under the Act to perform those acts and consummate those transactions contemplated as part of the solicitation of consent and implementation of a proposed plan of reorganization initially filed on May 14, 2003 in the bankruptcy proceedings in the United States Bankruptcy Court for the Southern District of New York of NRG, NRG PMI and certain of NRG’s other subsidiaries which are debtors in such bankruptcy proceedings.

C.	Overview of the Companies

     On August 18, 2000, New Century Energies, Inc. and Northern States Power Company (“NSP”) merged and formed Xcel Energy pursuant to the Commission’s order in New Century Energies, Inc., Holding Co. Act Release No. 27218 (August 16, 2000). Xcel Energy is a registered holding company under the Act. As part of the merger, NSP transferred its existing utility operations that were being conducted directly by NSP at the parent company level to a newly formed subsidiary of Xcel Energy named Northern States Power Company.

     Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states. These six utility subsidiaries (collectively, the “Utility Subsidiaries”) are Northern States Power Company, a Minnesota corporation (“NSP-M”); Northern States Power Company, a Wisconsin corporation (“NSP-W”); Public Service Company of Colorado (“PSCo”); Southwestern Public Service Co. (“SPS”); Black Mountain Gas Company (“Black Mountain”); and Cheyenne Light, Fuel and Power Company. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. As previously announced publicly, Xcel Energy has entered into a contract to sell Black Mountain, which sale is subject to approval by the Commission under the Act.

     Xcel Energy also engages through subsidiaries in various other energy-related and non-utility businesses (collectively the “Non-Utility Subsidiaries”). The Non-Utility Subsidiaries that are directly or indirectly owned by Xcel Energy include: NRG, a holding company for many of Xcel Energy’s non-utility businesses, including significant investments in independent power projects and foreign utility operations; Seren Innovations, Inc., a provider of cable, telephone and high-speed internet access systems and an exempt telecommunications company under Section 34 of the Act; e prime, inc., a marketer of electricity and natural gas; and Eloigne Company, an investor in projects that qualify for low-income housing tax credits. Xcel Energy became the owner of 100% of the outstanding common stock of NRG on June 3, 2002, pursuant to the Exchange Offer.

     As noted above, NRG filed on May 14, 2003, a voluntary petition for relief under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “New York Bankruptcy Court”). The making of this voluntary filing constitutes an order for relief under the Bankruptcy Code and NRG thus became a debtor in possession subject to the jurisdiction of the bankruptcy court and the requirements of the Bankruptcy Code. Under the requirements of the Bankruptcy Code (11 U.S.C. §363), any significant or out of the ordinary course transactions by NRG require the prior approval of the New York Bankruptcy Court.

D.	Pay Dividends out of Capital or Unearned Surplus.

     Xcel Energy hereby requests authorization pursuant to Section 12(c) of the Act and Rule 46 thereunder for Xcel Energy to declare and pay dividends out of capital and unearned surplus up to $76 million in order to permit Xcel Energy, to the extent necessary, to declare and pay its next regularly scheduled dividends on its common stock and preferred stock. In the Prior Order the Commission (i) authorized Xcel Energy to declare and pay two quarterly dividends on its common stock and its preferred stock, in an aggregate amount of up to $152 million, in whole or in part out of capital and unearned surplus, provided that at the time of the declaration thereof Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated total capitalization (the “Xcel 30% Test”), and (ii) reserved authority to declare and pay additional dividends of up to $108 million out of capital and unearned surplus through September 30, 2003. In Amendment No 12, Xcel Energy and its subsidiaries request extension of the Original Authorization Period through September 30, 2004. Approval by the Commission of the extension requested in Amendment No. 12 would effect an extension of the authorization period in the Prior Order.

     Pursuant to the authorization granted by the Prior Order, Xcel Energy paid out of its capital and unearned surplus its first quarterly dividend for 2003 on its common stock on a delayed basis in June 2003 and its second quarterly dividend for 2003 on its common stock and preferred stock in July 2003 in accordance with its normal practice.

     In this Application, Xcel Energy requests that the Commission grant Xcel Energy the authority, to the extent necessary, to declare and pay out of its capital and unearned surplus the third quarterly dividend for 2003 on its common stock and preferred stock in an aggregate amount not to exceed $76 million. In order for Xcel Energy to pay dividends on its preferred stock on October 15 and on its common stock on October 20 in accordance with past practice, Xcel Energy would declare such dividends on or before September 22 and September 24, respectively.

     Xcel Energy will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In addition, Xcel Energy will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions by Xcel Energy to its shareholders.

     As of June 30, 2003, Xcel Energy had outstanding approximately 399 million shares of common stock, 275,000 shares of $3.60 Cumulative Preferred Stock, 150,000 shares of $4.08 Cumulative Preferred Stock, 175,000 shares of $4.10 Cumulative Preferred Stock, 200,000 shares of $4.11 Cumulative Preferred Stock, 99,800 shares of $4.16 Cumulative Preferred Stock and 150,000 shares of $4.56 Cumulative Preferred Stock. In September 2002, Xcel Energy reduced its annual dividend on its common stock from $1.50 per share to $0.75 per share. The current estimate of quarterly dividend amounts on both an aggregate and per share basis on the common stock and such preferred stock are as follows:

	Quarterly Dividend per Share	Aggregate Amount

Common Stock	$0.1875	$74,766,166
$3.60 Preferred	$0.90	$247,500
$4.08 Preferred	$1.02	$153,000
$4.10 Preferred	$1.025	$179,375
$4.11 Preferred	$1.0275	$205,500
$4.16 Preferred	$1.04	$103,792
$4.56 Preferred	$1.14	$171,000

	Total:	$75,826,333

     Xcel Energy’s management believes that, based upon the projections of retained earnings and cash flow for the balance of 2003, Xcel Energy should have sufficient retained earnings by year-end 2003 to make full payment of both the third and fourth quarter dividends for 2003. However, without additional authorization from the Commission to pay dividends out of capital, the third quarter dividend payment may have to be delayed to later in the year.

     The facts and rationale for permitting Xcel Energy to pay another quarterly dividend out of capital are essentially the same as were presented in Amendment No. 2 in this file and that formed the basis of the Commission’s decision in the Prior Order.

     The need for the relief being requested relates entirely to Xcel Energy’s investment in NRG. During 2002, NRG experienced credit rating downgrades, defaults under certain credit agreements, increased collateral requirements and reduced liquidity. These events led to impairment reviews of a number of NRG assets, which resulted in material write-downs in 2002. In addition to impairments of projects operating or under development, certain NRG projects were determined to be held for sale, and estimated losses on disposal for such projects were also recorded. For 2002 Xcel Energy recorded losses and special charges (including those relating to asset impairments) of approximately $3.5 billion (on a pre-tax basis) related to NRG.

     Until NRG’s filing for bankruptcy on May 14, 2003, NRG was consolidated on the financial statements of Xcel Energy. As a result, charges and losses incurred by NRG prior to May 14, 2003 were reflected in their entirety on the financial statements of Xcel Energy, thereby reducing the consolidated retained earnings of Xcel Energy. As of May 14, 2003, Xcel Energy had recognized NRG losses to the point where they exceeded the investment made in NRG to date by $867 million, $115 million more than Xcel Energy’s financial commitment to NRG under the settlement agreement of $752 million.1 Upon the bankruptcy filing by NRG, Xcel Energy ceased showing NRG as a consolidated subsidiary and began accounting for NRG on the equity method on its financial statements. Under the equity method, Xcel Energy is limited in the amount of NRG’s losses subsequent to the bankruptcy date that it must record. These limitations provide for loss recognition until Xcel Energy’s investment is written off to zero, and then to continue if financial commitments exist beyond amounts already invested. Since at the time of NRG’s bankruptcy filing Xcel Energy’s negative investment in NRG of $867 million was greater than its financial commitment to NRG of $752 million, Xcel Energy will not be required to record any additional NRG losses. The NRG losses recognized in excess of the financial commitment to NRG (i.e., $115 million) will be reversed and recognized as a non-cash gain upon NRG’s emergence from bankruptcy.2

[1]	The amount of Xcel Energy’s financial commitment to make additional payments to NRG is $752 million, which reflects the agreement in principle Xcel Energy reached in March 2003 with the holders of most of NRG’s long-term notes and the steering committee representing NRG’s bank lenders. If the amount of financial commitments changes as a result of bankruptcy proceedings, the level of equity in NRG losses recorded by Xcel Energy would change accordingly at that time.

[2]	NRG’s Other Comprehensive Income (OCI) and the proposed write-off of intercompany accounts receivable upon effectiveness of the settlement are not included in computing the loss limitation of $752 million. Upon divestiture of ownership of NRG, OCI and the write-off of the intercompany accounts receivable will be effectively reversed through a reduction in the negative investment of Xcel Energy in NRG.

     NRG’s losses and charges resulted in Xcel Energy’s having negative retained earnings at December 31, 2002 of $101 million despite continuing positive contributions to earnings on an aggregate basis from all aspects of Xcel Energy’s businesses (other than NRG) during 2002. While Xcel Energy had positive retained earnings of approximately $38.0 million as of March 31, 2003, Xcel Energy’s retained earnings dropped to a negative $244.6 million as of June 30, 2003 as a result of Xcel Energy’s recording of approximately $351 million of additional losses incurred by NRG prior to NRG’s bankruptcy filing. Thus, based upon projections for the third quarter of 2003, if Xcel Energy were to declare a dividend in September 2003 for payment in October 2003, all or a portion of such dividend, in an aggregate amount of approximately $76 million, would be charged to capital in excess of par value.

     Since Xcel Energy is now accounting for NRG on the equity method, Xcel Energy’s retained earnings in future periods will reflect in large part the continued positive performance of Xcel Energy’s Utility Subsidiaries. As shown on Exhibit J-1, Xcel Energy projects an increase in retained earnings throughout the remainder of 2003.3 Xcel Energy also expects that the aggregate earnings of its Utility Subsidiaries and other Subsidiaries (excluding NRG) on an annual basis will exceed the amount Xcel Energy pays as dividends on its common stock and preferred stock. Moreover, Xcel Energy expects to recognize future tax benefits associated with the settlement payments of $752 million. Assuming all settlement payments are fully deductible, tax benefits of more than $260 million could be recorded later in 2003, at the time that such benefits are considered likely of realization.4

     As a result of the losses at NRG, Xcel Energy hereby requests authorization to declare and pay regularly scheduled dividends for the third quarter of 2003 on its preferred stock (approximately $1,060,000) and its common stock (approximately $74,800,000) in accordance with past practice. Together with the dividends declared and paid pursuant to the authority granted in the Prior Order, the authority requested would permit Xcel Energy to pay dividends in the aggregate of approximately $226.5 million out of capital or unearned surplus during 2003.

     In determining whether to permit a registered holding company to pay dividends out of capital and unearned surplus, the Commission is guided by the standards of Section 12(c) of the Act.5 Factors considered by the Commission have included: (i) the asset value of the company in relation to its capitalization, (ii) the company’s prior earnings, (iii) the company’s current earnings in relation to the proposed dividend, and (iv) the company’s projected cash

[3]	The variances in Xcel Energy’s current anticipated level of retained earnings at September 30, 2003, as compared to the level anticipated on May 27, 2003 at the time of filing Amendment No. 2 in this docket are summarized in Exhibit J-6 hereto. The primary difference is the anticipated delay until the fourth quarter of 2003 of the recognition for accounting purposes of the tax benefits from the settlement between Xcel Energy, NRG and various lenders to NRG and additional charges at NRG prior to its bankruptcy filing on May 14, 2003.

[4]	The timing of recording these benefits will be based on a judgment as to when the settlement payments to NRG become probable for tax purposes.

[5]	See Standard Power and Light Corp., 35 S.E.C. 440, 443 (1953).

position after payment of a dividend.6 Further, the payment of the dividend must be “appropriate in the public interest” and in the best interests of the security holders.7

     Aside from the impact of NRG, the Xcel Energy system is in sound financial condition. The total assets of Xcel Energy on a consolidated basis were $27.3 billion as of December 31, 2002, in relation to $21.1 billion of capitalization. As of June 30, 2003, Xcel Energy’s total assets were $17.1 billion, in relation to $11.3 billion of capitalization.8

     The Xcel Energy system on a consolidated basis has had a history of positive earnings. As noted above and as shown on Exhibit J-1, the forecasted earnings of the Xcel Energy system, excluding NRG, are sufficient to support the requested dividend. The current quarterly dividend requirement on Xcel Energy common stock and preferred stock is approximately $76 million, which represents approximately 1.5% of Xcel Energy’s capital and unearned surplus at December 31, 2002 and approximately 1.6% of Xcel Energy’s capital and unearned surplus at June 30, 2003. At June 30, 2003, Xcel Energy’s capital in excess of par value was approximately $3.9 billion. This compares favorably with other proposed dividends out of capital or unearned surplus authorized by the Commission.9

     With the bankruptcy of NRG and the deconsolidation of NRG on the financial statements of Xcel Energy, Xcel Energy’s common equity ratio is comfortably above 30%. As reflected on Exhibit J-3, Xcel Energy’s common equity ratio is expected to remain above 39% throughout the Extended Authorization Period.

     The cash position of Xcel Energy at June 30, 2003 exceeded $260 million and is clearly adequate to support the dividend. Exhibit J-2, which is filed herewith pursuant to a request for confidential treatment, contains a month-by-month liquidity projection of Xcel Energy. As shown by Exhibit J-2, the projected cash position of Xcel Energy after payment of the proposed dividends is forecasted to be adequate and will not impair the working capital of the Utility Subsidiaries. It should be noted that operating losses or impairment charges or other write-offs at NRG or its subsidiaries do not affect the liquidity of Xcel Energy or the Utility Subsidiaries. To the extent these items require cash, they are funded by NRG and its subsidiaries.

[6]	See, e.g., International Utils. Corp., 5 S.E.C. 403 (1939); United Light and Power Co., 18 S.E.C. 336 (1948); General Gas & Elec. Corp., 20 S.E.C. 485 (1945).

[7]	Commonwealth & So. Corp., 13 S.E.C. 489, 492 (1943); see also People Light and Power Co., 14 S.E.C. 555, 563 (1943).

[8]	The reduction in total assets and consolidated capitalization of Xcel Energy largely reflects the deconsolidation of NRG on May 14, 2003. The deconsolidation of NRG resulted in a reduction in the total assets of Xcel Energy of approximately $10.9 billion and a reduction in consolidated debt of Xcel Energy of approximately $9.4 billion.

[9]	In Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), the proposed dividend payment constituted 3.4% of the applicant’s consolidated capital surplus. See also Conectiv, et al., Holding Co. Act Release No. 27099 (September 27, 1999) (proposed dividend was less than two percent of capital or unearned surplus).

     Xcel Energy believes that the payment of dividends, consistent with its current dividend policy, is appropriate and in the best interests of Xcel Energy and its security holders. Xcel Energy’s dividend yield and payout are broadly in line with other utilities that pay dividends. Any reduction, elimination or further delay of a dividend is expected to have a negative impact on the share price of Xcel Energy’s common stock and thus adversely effect Xcel Energy’s current shareholders.

     Failure to pay dividends on a timely basis could result in a “recalibration” of the share price of Xcel Energy’s common stock. Dividend paying utilities trade at an average price/earnings multiple of approximately 11.3x; whereas non-dividend paying utilities have an average price/earnings multiple of 6.2x. Thus, it would be expected that if the market were to view Xcel Energy’s payment of its dividend as uncertain, the share price of Xcel Energy’s common stock would likely decline. Such a decline would directly adversely affect the shareholders of Xcel Energy. Such decline would also, of course, adversely affect Xcel Energy by limiting its access to the capital markets and increasing the cost of its capital.

     More than 50% of the common stock of Xcel Energy is held by retail shareholders. It is the belief of management, based upon advice of its advisors and calls from shareholders to the investor relations department of Xcel Energy, that many of Xcel Energy’s shareholders are expecting, and relying, upon the dividend payments in their personal financial planning and that the failure to pay the dividend in a timely manner could result in a sell-off of shares of Xcel Energy’s common stock by the retail shareholder base. In such event, if the dividend was paid later in the year, the dividend may not be paid to the existing retail shareholders, but would instead be paid to the new purchasers of such shares.

     In addition to the Prior Order, the Commission has authorized on a number of occasions the payment of dividends out of capital. For example, in Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), the Commission authorized Eastern Utilities Associate (“EUA”) to pay dividends out of capital and/or unearned surplus. The Commission noted, among other things, that EUA had incurred losses from a failed investment in the Seabrook Nuclear Power Generation Project. The Commission in that instance determined that EUA had a “long and generally favorable history of prior earnings”, “its current earnings will be sufficient to support its 1991 forecasted dividend”, EUA’s “current cash position is adequate”, and “its projected cash position after paying the proposed 1991 dividends should and continue to be adequate to meet the demands of the operating utility companies”.

     Xcel Energy respectfully submits that the request in this Application for the payment of dividends out of capital meets the standards of the Act.

ITEM 2. Fees, Commissions and Expenses

     Xcel Energy expects to pay or incur up to $30,000 in aggregate fees, commissions and expenses, directly or indirectly, in connection with the proposed transactions. The above fees do not include fees, commissions and expenses incurred in connection with the issuance and sale of the securities. Such fees, commissions and expenses would be within the parameters set forth in this Application.

ITEM 3. Applicable Statutory Provisions

A.	General.

     Section 12(c) of the Act and Rules 46, 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

     Xcel Energy respectfully submits that the authorization requested herein satisfies the applicable provisions of the Act and that no adverse findings are appropriate or necessary.

B.	Rule 54 Analysis.

     Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

     Xcel Energy does not satisfy the requirements of Rule 53(a)(1). In the 100% Order, the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of June 30, 2002, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), was $2,406 million 10. Xcel Energy’s consolidated retained earnings, as defined in Rule 53, at June 30, 2002, was $2,521.0 million. These investments by Xcel Energy were made in compliance with the 100% Order.

     Xcel Energy has made no additional investment in any EWGs or FUCOs since June 30, 2002. However, during the third quarter of 2002, Xcel Energy International Inc. sold its interest in Yorkshire Power Group Limited. As a result, Xcel Energy’s aggregate investment in EWGs and FUCOs was reduced by approximately $36.9 million.

     As a result of a significant loss in respect of impairment charges recorded by NRG in 2002 and additional losses at NRG during the first six months of 2003, the consolidated retained earnings of Xcel Energy have been reduced by more than $2.6 billion. Thus, at this time, Xcel Energy has no capacity to make any additional investments in EWGs and FUCOs, without further authorization from the Commission.

[10]	For purposes of these calculations, Xcel Energy’s investment in NRG has been included as an investment in EWGs and FUCOs, even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses.

     Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

     The circumstances described in Rule 53(b)(1) have occurred. NRG filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code on May 14, 2003. The book value of NRG’s assets exceeds 10 percent of the consolidated retained earnings of Xcel Energy.

     The circumstances described in Rule 53(b)(2) have occurred. Xcel Energy’s retained earnings declined by more than $2.6 billion as of December 31, 2002 from impairment charges recorded at NRG and declined an additional $143.6 million during the six months ended June 30, 2003 from additional impairment charges and other losses at NRG. The average consolidated retained earnings of Xcel Energy for the four quarterly periods ended June 30, 2003 was approximately $537,000, or a decrease of over 99.9% from the average of Xcel Energy’s consolidated retained earnings for the four quarterly periods ended June 30, 2002 of $2.5 billion. In addition, Xcel Energy’s “aggregate investment” in EWGs and FUCOs as of June 30, 2003 of $2.366 billion exceeded 2% of the total capital invested in utility operations.

     The circumstances described in Rule 53(b)(3) have also occurred. For calendar year 2002 Xcel Energy reported operating losses attributable to its investment in NRG, which in turn has investments in exempt wholesale generators and foreign utility companies, which exceed an amount equal to 5% of consolidated retained earnings. NRG reported an operating loss (after tax) of approximately $3.5 billion for 2002. This amount is over 250% of the consolidated retained earnings (as defined in Rule 53(a)(1)) of Xcel Energy for the four quarters ended December 31, 2002 of $1,297.5 million.

     Xcel Energy respectfully submits that the requirements of Rule 53(c) are met. For the reason set forth below, Xcel Energy believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Xcel Energy and the Utility Subsidiaries.

     Xcel Energy has adequate liquidity to pay the dividends and such payment does not impair the working capital of any Xcel Energy Subsidiaries. Xcel Energy is not authorized to declare such dividend or engage in financings in accordance with the authority requested in this Application unless Xcel Energy has a common equity ratio of at least 30%. Xcel Energy’s common equity ratio as of June 30, 2003 is over 39%.

     Moreover, the Utility Subsidiaries and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the public utility subsidiaries will continue to be maintained at not less than 30%. In fact, the common equity ratios of the primary public utility subsidiaries, NSP-M, NSP-W, SPS and PSCo, are each in excess of 44% as of June 30, 2003. Furthermore, the common equity ratios of the primary public utility subsidiaries will not be effected by the proposed transactions. In addition, each of the public utilities is subject to regulation by state commissions that are able to protect utility customers within their respective states.

     Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Xcel Energy has an ownership interest upon the Xcel Energy system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application. The action requested in this Application would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Xcel Energy’s EWGs and FUCOs, have a material adverse effect on the financial integrity of the Xcel Energy system, or an adverse impact on Xcel Energy’s public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

ITEM 4. Regulatory Approvals

     No state commission has jurisdiction over the proposed transactions. No other governmental or regulatory approvals are required with respect to the proposed transactions.

ITEM 5. Procedure

     Xcel Energy respectfully submits that no notice in this matter is required, since the authorization requested in this Application is subject to a reservation of jurisdiction in an existing Commission order. Xcel Energy also requests that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. Xcel Energy hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer of the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waives a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6. Exhibits and Financial Statements

A.	Exhibits

Exhibit No.	Description of Document

F-1	Preliminary opinion of counsel

F-2	Past tense opinion of counsel (to be filed by amendment)

H	Capitalization Table of Xcel Energy Inc. (revised)

J-1	Xcel Energy Inc. — Forecast Retained Earnings (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

J-2	Xcel Energy Inc. — Forecasted Cash Flows (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

Exhibit No.	Description of Document

J-3	Xcel Energy Inc. — Forecasted Capitalization (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

J-4	Xcel Energy Inc. — Liquidity Analysis (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

J-5	Xcel Energy Inc. — Assumptions used in Preparation of Forecasted Financial Information (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

J-6	Xcel Energy Inc. — Variances from Prior Forecast (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

K	Ratings of Xcel Energy and its Principal Utility Subsidiaries

     B.     Financial Statements

Exhibit No.	Description of Document

1.1	Consolidated Balance Sheet of Xcel Energy as of December 31, 2002 (incorporated by reference to Xcel Energy’s Form 10-K for the fiscal year ended December 31, 2002, File No. 1-3034);

1.2	Consolidated Statement of Income of Xcel Energy for the year ended December 31, 2002 (incorporated by reference to Xcel Energy’s Form 10-K for the fiscal year ended December 31, 2002, File No. 1-3034)

1.3	Consolidated Balance Sheet of Xcel Energy as of June 30, 2003 (incorporated by reference to Xcel Energy’s Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 1-3034);

1.4	Consolidated Statement of Income of Xcel Energy for the quarter ended June 30, 2003 (incorporated by reference to Xcel Energy’s Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 1-3034)

ITEM 7. Information as to Environmental Effects

     The proposed transactions involve neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, Xcel Energy has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 12, 2003

Xcel Energy Inc.

By:	/s/	Richard C. Kelly

Richard C. Kelly
Vice President and Chief Financial Officer